

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 5, 2018

Richard Perl
Chief Administrative Officer
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ 08638

> **Re: TerraCycle US Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed December 22, 2017**
> **File No. 024-10734**

Dear Mr. Perl:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Use of Proceeds to Issuer, page 25

1. Please expand your disclosure to include the payment to charities perk for each investor in this offering.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

2. As previously requested in comment 3 in our letter dated December 21, 2017, please include an adjustment to the pro forma statements of income for the increase in depreciation and/or amortization expense for the step up in the carrying value of Air Cycle Corporation's property and equipment, net to fair value. In this regard, we note you made a $6,988 adjustment with reference to footnote (e).

3. We note your response to comment 4 in our letter dated December 21, 2017. Please note that the pro forma statements of income are prepared assuming the transaction occurred as of January 1, 2016, and not June 30, 2017. Please refer to the first paragraph on page PF-1. As such, we continue to request that you include an adjustment to the pro forma statements of income for interest expense related to the promissory note to the seller of Air Cycle Corporation.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Sara Hanks, Esq.